UNITED STATES OF AMERICA
        BEFORE THE SECURITIES AND EXCHANGE COMMISSION
__________________________________

In the Matter of

ALLEGHENY ENERGY, INC.                  CERTIFICATE OF
Hagerstown, Maryland                    NOTIFICATION
                                        PURSANT TO RULE 24
MONONGAHELA POWER COMPANY
Fairmont, West Virginia

File No. 70-9625
(Public Utility Holding
Company Act of 1935)
_________________________________

This is to certify that Allegheny Energy, Inc. (Allegheny) and Monongahela Power Company (Monongahela) have carried out the following transactions in accordance with the terms and conditions of and for the purposes represented by the Application or Declaration and the Order of the Securities and Exchange Commission dated August 11, 2000.

     (1) On August 15, 2000, Allegheny sold $165,000,000 of its medium-term notes at an interest rate of 7.75%. The said notes contained a make whole redemption provision. The underwriters were Goldman, Sachs & Co., Salomon Smith Barney, Merrill Lynch & Co., and PNC Capital Markets, Inc. The underwriters' cost was $990,000.

     (2) On August 15, 2000, Monongahela borrowed $61,000,000 pursuant to a bank credit facility with Bank of America.
          The notes were priced off the three-month Libor at a rate of 6.68% plus a spread of .50% for an all in cost of 7.18%.

     (3)  On  August  18,  2000, Allegheny  contributed  the
          $165,000,000 it obtained from the sale of its notes to Monongahela.

     (4) On August 18, 2000, Monongahela closed its purchase of Mountaineer Gas from Energy Services Company and Energy Company of America by delivering $222,668,750 and assuming long-term debt of $100,131,250 in exchange for 1,831,687 shares of stock of Mountaineer Gas Company.

This certificate of Notification is filed within ten days of the carrying out of the foregoing transaction.



                                          ALLEGHENY ENERGY, INC.